Exhibit 99.7

DECLARATION OF INTERVENTION

WHEREAS the undersigned acquired, on December 18, 2019, 350,819 class B multiple voting shares in the share capital of Alithya Group inc. (the “Corporation”) held by Mr. Ghyslain Rivard (the “Transferred Shares”);

WHEREAS Mr. Ghyslain Rivard is the beneficial owner and holds all the voting shares of the undersigned allowing him to elect the majority of the board of directors of the undersigned;

WHEREAS, immediately after the transfer of the Transferred Shares, Mr. Ghyslain Rivard remains the beneficial owner, directly or indirectly, of all of the Transferred Shares, or continues to exercise control or direction over such shares;

WHEREAS such transfer of shares was made in accordance with the articles of amendment of the Corporation dated October 31, 2018 and section 8.1 of the Amended and Restated Voting Agreement entered into between Messrs. Ghyslain Rivard, Pierre Turcotte and Paul Raymond on November 1, 2018 (the “Voting Agreement”);

WHEREAS, pursuant to section 8.1 of the Voting Agreement, the undersigned must agree to be bound by the provisions of the Voting Agreement in writing;

IN CONSIDERATION OF THE FOREGOING, the parties hereby agree as follows:

1.	Mr. Rivard represents that he is the beneficial owner and holds all of the voting shares of the undersigned allowing him to elect the majority of the board of directors of the undersigned.

2.	Mr. Rivard represents that the undersigned is a “Permitted Holder” under the Corporation’s articles of amendment dated October 31, 2018.

3.	The undersigned hereby intervenes to the Voting Agreement and declares being satisfied with, and agrees to be bound by, its provisions.

SIGNED IN QUEBEC, on this 18th day of December, 2019.

/s/ Ghyslain Rivard

GHYSLAIN RIVARD

9668586 CANADA INC.

/s/ Ghyslain Rivard

GHYSLAIN RIVARD, authorized person